Exhibit 99.63

Consent of Greg Matheson

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Registration Statement on Form 40-F of New Found Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Greg Matheson
Greg Matheson, P. Geo., Chief Operating Officer

Date: September 17, 2021